SEC FILE NUMBER
000-54918

CUSIP NUMBER 582576104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MCX Technologies Corporation

Full Name of Registrant

McorpCX, Inc.

Former Name if Applicable

2529 Detroit Avenue
Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44113

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MCX Technologies Corporation (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) within the prescribed time period because the Company’s independent auditor (the “Auditor”) will need additional time to complete its documentation, audit and review of the 2020 Form 10-K. Unexpected delays in the Auditor’s audit of the Company’s financial statements to be included with the 2020 Form 10-K are mostly due to a change in the Company’s management during the second half of 2020 impacting communications between the Company’s management and the Auditor combined with extreme weather adversely affecting the Auditor’s operations in February 2021. The Company expects to file the 2020 Form 10-K within the 15-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include: (i) statements regarding the Company’s expectation to file the 2020 Form 10-K within the Extension Period and the completion of matters necessary to permit such filing within the Extension Period, and (ii) statements regarding the Company’s financial results for the year ended December 31, 2020. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, adjustments resulting from the completion by the Auditor of their review of the 2020 Form 10-K and unexpected delays which the Company may incur in connection with the preparation of the 2020 Form 10-K.. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew Kruchko	216	264-0055
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached to this Form 12b-25.

MCX Technologies Corporation.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2021	By	/s/Matthew Kruchko
Matthew Kruchko
President and Chief Executive Officer

Exhibit A

To

Form 12b-25

Part IV, Item (3)

On August 3, 2020, the Company sold all of the membership interests in McorpCX, LLC, its wholly owned subsidiary, to mfifty, LLC, a California limited liability company controlled by Michael Hinshaw, the President of McorpCX, LLC. Since substantially all of the Company’s operations was conducted through McorpCX, LLC, management determined that the completion of the sale of McorpCX, LLC represented a strategic shift in the Company’s business that met the criteria for the presentation of the operations of McorpCX, LLC as discontinued operations on the Company’s financial statements after August 3, 2020. Accordingly, the results of McorpCX, LLC are presented as discontinued operations in the Company’s Consolidated Statements of Operations beginning in the third quarter of 2020, and thus excluded from continuing operations for all periods presented. In addition, the related assets and liabilities of McorpCX, LLC are classified as discontinued operations on the Company’s Consolidated Balance Sheets for all periods presented prior to the disposal. Consequently, the financial statements for the year ended December 31, 2020 to be included with the 2020 Form 10-K will contain results of operations that reflect a significant change from the financial statements for the year ended December 31, 2019 due to the presentation of the operations of McorpCX, LLC as discontinued operations in the financial statements for the year ended December 31, 2020.

Based on information that is available at this time, the Company’s net loss for the year ended December 31, 2020 is expected to be approximately $44,502 compared to a net loss of approximately $760,955 for the year ended December 31, 2019. The Company cautions that the estimation of net loss is preliminary and subject to change, possibly materially, following the completion and review of the Company’s financial statements.